                                                                 EXHIBIT 9(a)(9)

DRAFT NEWS RELEASE
FOR RELEASE DEC. 18, A.M.
FYI -- PRICES FOR STOCKS TO BE PUT IN AFTER MARKET CLOSES THE DAY BEFORE COMMENTS TO DUKE BY 3 P.M. 12-17-97
FINAL APPROVAL: PAUL FERGUSON

Dec. 18, 1997                             CONTACT: Randy Wheeless
                                          Office   : 704/382-8379
                                          24-Hour  : 704/594-0681

           DUKE ENERGY CORP. OFFERS TO PURCHASE SIX PREFERRED ISSUES

  CHARLOTTE, N.C. -- Duke Energy Corp. today announced offers to purchase any and all outstanding shares of six preferred issues with an aggregate par value totaling $315 million. The offers will expire at midnight Eastern time on Jan. 20, 1998, unless extended.

Purchase prices for the issues are as follows:

ISSUE                                      CUSIP NUMBER                 PURCHASE PRICE
PREFERRED STOCK ($100 PAR VALUE)
4.50 percent Series C                       264399791                        $ 90.28
6.75 percent Series X                       264399650                        $115.35
7.00 percent Series W                       264399668                        $115.22
7.04 percent Series Y                       264399643                        $115.90
7.85 percent Series S                       264399759                        $118.46
PREFERRED STOCK A ($25 PAR VALUE)
6.375 percent 1993 Series                   264399635                        $ 28.28

  This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The offers are made solely by the Offer to Purchase, dated Dec. 18, 1997, and are subject to certain conditions specified therein. The offer for each series of preferred is independent of the offer for any other series of preferred.

  In addition to the above action, Duke Energy completed a call of $195 million par value of preferred stock (with a weighted average coupon of 7.09 percent) on Dec. 16. Duke Energy will reflect a charge to earnings for common in the fourth quarter associated with the tender and call.

  Duke Energy also closed Dec. 8 on a $350 million issue of trust preferred securities of a subsidiary trust of Duke Energy priced at 7.20 percent.

  The dealer-managers for the tender offers are Goldman, Sachs & Co. and Merrill Lynch & Co. The information agent is Georgeson & Co.

  Shareholders, who have questions or requests for assistance, should call the information agent at (800) 223-2064, Goldman, Sachs & Co. at (800) 828-3182, or Merrill Lynch & Co. at (888) 654-8637.

  Duke Energy Corporation (NYSE:DUK) is a global energy company with more than $20 billion in assets. Duke Energy companies provide electric service to approximately 2 million customers; operate pipelines that deliver
12 percent of the natural gas consumed in the United States; and are leading marketers of electricity, natural gas and natural gas liquids. Globally the companies develop, own and operate energy facilities and provide engineering, management, operating and environmental services. Contact Duke Energy on the World Wide Web at http://www.duke-energy.com.

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